Sichenzia Ross Friedman Ference LLP
                  1065 Avenue of the Americas New York NY 10018
                 Tel 212 930 9700 Fax 212 930 9725 www.srff.com

                                  June 6, 2005

Perry Hindin, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Mail Stop 04-06

      Re:   Veridicom International, Inc.
            Form 10-KSB for the fiscal year ended 12/31/2004
            Form 10-Q for the quarterly period ended 3/31/2005


Dear Mr. Hindin:

      This firm represents Veridicom International, Inc. (the "Company") in the above-referenced matters. Below, please find our responses to your May 29, 2005 comment letter with respect to the above-referenced matters:

Form 10-K and Form 10-Q

Disclosure of Controls and Procedures, page 41 (of Form 10-K/A)

4. You disclose in your Form l0-K that your CEO and CFO concluded that your disclosure controls and procedures needed improvement and were not effective as of December 31, 2004 to ensure timely reporting with the Securities and Exchange Commission. Item 307 of Regulation S-B requires an assessment of the effectiveness of your "disclosure controls and procedures", as that phrase is defined in paragraph (e) of Rule 13a-15. However, the assessment as to timeliness that you describe addresses matters that are narrower in scope than the evaluation required by Rule 13a-l5(e). Please advise us in this respect. In the response letter, confirm that in future periodic reports your assessment will be provided as effectiveness of the disclosure controls and procedures as defined by the referenced rule.

      Response

      After discussing with the Company the disclosure provided in its Form 10-KSB for the year ended December 31, 2004, we have determined that while the Company was not satisfied with certain matters related to its business operations, such as operation controls to produce analysis of costs for different samples of software and hardware products and interdepartmental information flow to track progress on product development, the existence of which we do not believe has a material impact on the operations of the Company and which matters were subsequently corrected or are in the process of being corrected, and not related to its controls and procedures necessary to ensure timely reporting the Securities and Exchange Commission. Accordingly, the Company has confirmed that its disclosure controls and procedures were effective for the year ended December 31, 2004 for the purposes of recording, processing, summarizing and timely reporting material information required to be disclosed in reports filed by the Company under the Securities Exchange Act of 1934. We hereby confirm on behalf of the Company that in future periodic reports its assessment will be provided as to the effectiveness of the disclosure controls and procedures as defined by the referenced rule.

5. You further disclose that such officers are taking an active role in identifying the deficiencies and implementing corrective measures, which includes the establishment of new internal policies related to financial reporting. When you identify material deficiencies in your disclosure controls and procedures, the deficiencies should be described in reasonable detail. You should also describe your plans to address the deficiencies as well the nature and status of actions to address the deficiencies. Because as of March 31, 2005, your chief executive and chief financial officers concluded that the Company's disclosure controls and procedures were effective, it appears that you addressed the concerns cited in your Form 10-K during the most recently completed quarter. In your response letter, please tell us what aspects of your disclosure controls and procedures needed improvement and were not effective at December 3 1, 2004. What were the deficiencies that you identified and the corrective measures that you implemented? Were the new internal policies related to financial reporting? On what basis are you able to conclude in your Form l0-QSB that the new internal policies have addressed the conditions previously identified as material weaknesses in the disclosure controls and procedures?

      Response

      As noted in our response to comments number 5, the Company misstated its belief as to its disclosure controls and procedures. Accordingly, the Company has determined that its disclosure controls and procedures were effective for the year ended December 31, 2004 and no corrective measures were therefore taken during the first quarter ending March 31, 2005.

6. Although your executives concluded that the disclosure controls and procedures were not effective at December 31, 2004, and that they were effective at March 31, 2005, the Form l0-QSI3 for the period ended March 31, 2005, states that during the most recently completed quarter there were no changes in the Company's internal controls over financial reporting that affected or were reasonably likely to materially affect Veridicom's internal controls over financial reporting. In your response letter, please explain the changes in your disclosure controls and procedures that enabled you to reach a conclusion that they were effective at March 3 1, 2005. Explain how, in the absence of changes in internal controls over financial reporting, your executives concluded the previously ineffective disclosure controls and procedures were effective at March 31, 2005.

      Response

      As noted in our response to com ments number 5, the Company misstated its belief as to its disclosure controls and procedures. Accordingly, the Company has determined that its disclosure controls and procedures were effective for the year ended December 31, 2004 and no corrective measures were therefore taken during the first quarter ending March 31, 2005.

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

      In connection with the foregoing responses we hereby acknowledge the following on behalf of the Company:

      o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       ***

      Should you have any further questions, please do not hesitate to contact the undersigned at 646-810-2179


                                        Sincerely,


                                        /s/ Yoel Goldfeder
                                        ----------------------------------------
                                        Yoel Goldfeder



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